Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8, No. 333-150457 of Ball Corporation of our report dated June 22, 2012 with respect to the statements of net assets available for benefits of Ball Corporation 401(k) and Employee Stock Ownership Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of Ball Corporation 401(k) and Employee Stock Ownership Plan.

/s/ CliftonLarsonAllen LLP
CliftonLarsonAllen LLP
Denver, Colorado
June 22, 2012